Ceasing Control of Credit Suisse Institutional
Money Market Prime Portfolio Class A

As of June 30, 2008, Mellon Bank NA ("Shareholder") owned.
1,532,480,598.110 shares of the Fund, which represented 25.85% of the Fund. As of December 31, 2008, Shareholder owned
71,172,553.120 shares of the Fund. Accordingly, Shareholder has ceased to be a controlling person of the Fund.